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                                                                      Exhibit 21

                      Subsidiaries of Cytogen Corporation



     CytoRad Acquisition Corp., a Delaware corporation, is a wholly-owned subsidiary of Cytogen Corporation.


     Cytogen UK Limited, a private limited company organized under the laws of the United Kingdom, is a wholly-owned subsidiary of Cytogen Corporation.